U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Republic Bancshares, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    759929102
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)




         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759929102
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1)   Names of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons (Entities Only)

         KEEFE MANAGERS, INC.

         13-3610107

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2)   Check The Appropriate Box If a Member of a Group (See Instructions)

         (A) [ ]
         (B) [ ]
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3)   SEC Use Only

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4)   Citizenship or Place of Organization

         DELAWARE CORPORATION
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Number of Shares Beneficially Owned by Each Reporting Person With:

         5) Sole Voting Power

            540,078
         -----------------------------------------------
         6) Shared Voting Power

            256,410
         -----------------------------------------------
         7) Sole Dispositive Power

            540,078
         -----------------------------------------------
         8) Shared Dispositive Power

            256,410
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9)   Aggregate Amount Beneficially Owned by Each Reporting Person

            796,488
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10)  Check If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

         [ ]
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11)  Percent of Class Represented by Amount in Row (9)

         6.7%
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12)  Type of Reporting Person (See Instructions)

         IA, CO
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
CUSIP No. 759929102
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1)   Names of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons (Entities Only)

         RAINBOW MANAGERS, LLC

         13-3836411
--------------------------------------------------------------------------------

2)   Check The Appropriate Box If a Member of a Group (See Instructions)

         (A) [ ]
         (B) [ ]
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3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

         NEW YORK LIMITED LIABILITY COMPANY
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Number of Shares Beneficially Owned by Each Reporting Person With:

         5) Sole Voting Power

            323,278
         -----------------------------------------------
         6) Shared Voting Power

            -0-
         -----------------------------------------------
         7) Sole Dispositive Power

            323,278
         -----------------------------------------------
         8) Shared Dispositive Power

            -0-
--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

         323,278
--------------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

         2.8%
--------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)

         IA, OO
--------------------------------------------------------------------------------

CUSIP No. 759929102
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1)   Names of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons (Entities Only)

         KEEFE VENTURES LLC

         13-4137671
--------------------------------------------------------------------------------
2)   Check The Appropriate Box If a Member of a Group (See Instructions)

         (A) [ ]
         (B) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

     DELAWARE LIMITED LIABILITY COMPANY
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

         5) Sole Voting Power
            256,410
         -----------------------------------------------
         6) Shared Voting Power

            -0-
         -----------------------------------------------
         7) Sole Dispositive Power

            256,410
         -----------------------------------------------
         8) Shared Dispositive Power

            -0-
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9)    Aggregate Amount Beneficially Owned by Each Reporting Person

         256,410
--------------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

         2.2%
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12)   Type of Reporting Person (See Instructions)

         BD, OO
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                                       4

CUSIP No. 759929102
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1)   Names of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons (Entities Only)

         HARRY V. KEEFE, JR.

--------------------------------------------------------------------------------
2)   Check The Appropriate Box If a Member of a Group (See Instructions)

         (A) [ ]
         (B) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

         UNITED STATES CITIZEN
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Number of Shares Beneficially Owned by Each Reporting Person With:

         5) Sole Voting Power

            545,078
         -----------------------------------------------
         6) Shared Voting Power

            256,410
         -----------------------------------------------
         7) Sole Dispositive Power

            545,078
         -----------------------------------------------
         8) Shared Dispositive Power

            256,410
--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

         801,488
--------------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

         6.8%
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12)   Type of Reporting Person (See Instructions)

         IN
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                                       5

Item 1. (a) Name of Issuer:

         REPUBLIC BANCSHARES, INC.

        (b) Address of Issuer's Principal Executive Offices:

         111 2nd Avenue NE
         St. Petersburg, Florida 33701
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Item 2. (a) NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF
NONE, RESIDENCE; CITENZENSHIP:

         This Schedule 13G is being filed jointly by Keefe Managers, Inc., a Delaware corporation ("KMI"), Rainbow Managers, LLC, a New York limited liability company and an affiliate of KMI ("Rainbow"), Keefe Ventures, LLC, a Delaware limited liability company ("Ventures") and an affiliate of KMI and Rainbow, and Harry V. Keefe, Jr. the controlling shareholder of KMI, the sole member of Rainbow and a member of Ventures ("Keefe"). The business address of each of KMI, Rainbow, Ventures and Keefe is 375 Park Avenue (23rd Floor), New York, New York 10152. Keefe is a United States Citizen.

        (d) Title of Class of Securities

            Common Stock

        (e) CUSIP Number:

            759929102
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Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or (c), or
        13d-2(b), check whether the person filing is:

    (a) [x] Broker or dealer registered under Section 15 of the Act
    (b) [ ] Bank as defined in section 3(a)(6) of the Act
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940
    (e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
    (j) [ ] Group, in accordance with 13d-1(b)(1)(ii)(J)
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                                       6

Item 4. Ownership:

(a) Amount Beneficially Owned: KMI - 796,488; Rainbow - 323,278; Ventures -256,410; Keefe - 801,488.*

(b) Percent of Class: KMI - 6.7%; Rainbow - 2.8%; Ventures - 2.2%; Keefe - 6.8%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote: KMI - 540,078; Rainbow - 323,278; Ventures - 256,410; Keefe - 545,078.*

(ii) Shared power to vote or direct the vote: : KMI - 256,410; Rainbow -0; Ventures -0; Keefe - 256,410.*

(iii) Sole power to dispose or direct the disposition of: KMI - 540,078; Rainbow
- 323,278; Ventures - 256,410; Keefe - 545,078.*

(iv) Shared power to dispose or direct the disposition of: : KMI - 256,410; Rainbow -0; Ventures -0; Keefe - 256,410.*


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* The share amounts set forth in the cover pages and in Item 4 reflect beneficial ownership of the same shares by different filing persons. In other words, the same shares are counted more than once. The amounts include an aggregate of 277,778 shares of common stock (the "First Conversion Shares") beneficially owned by KMI and/or Rainbow and/or Keefe which are issuable upon conversion of the $5,000,000 aggregate principal amount of the Issuer's Convertible Subordinated Debentures Due 2014. The amounts also include an aggregate of an additional 256,410 shares of common stock (the "Second Conversion Shares") beneficially owned by Ventures and/or KMI and/or Keefe which are issuable upon conversion of the $4,000,000 aggregate principal amount of the Issuer's Convertible Subordinated Debentures Due 2011. KMI has the sole power to vote and to direct the voting of, and the sole power to dispose and direct the disposition of, 540,078 shares of common stock reported in this Schedule 13G. This amount includes the 323,278 shares beneficially owned by Rainbow, because of the terms of a discretionary investment management contract between KMI and Rainbow, which contract may be terminated by Rainbow within a 60-day period. Under the terms of the operating agreement governing the entity which has the economic interest in the shares beneficially owned by Ventures (the "Ventures Entity"), Ventures may retain KMI for investment advice and services with respect to the acquisition, management and disposition of the shares. For this reason, KMI also may be deemed to share the power to vote and to direct the voting of and to share the power to dispose and direct the disposition of the 256,410 shares beneficially owned by Ventures. As the Chairman and controlling shareholder of KMI and Rainbow, Keefe has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 540,078 shares of common stock beneficially owned by KMI and/or Rainbow, the additional 256,410 shares deemed to be beneficially owned by KMI, and the 5,000 shares of common stock beneficially owned by Keefe in his individual capacity. Accordingly, Keefe may be deemed to be the beneficial owner of 801,488 shares of common stock or 6.8% of the outstanding shares of common stock. The ownership percentages in this Schedule 13G are based upon (i) the 11,332,949 shares of common stock that the Issuer reported as outstanding as of October 31, 2001 per its September 30, 2001 Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2001 and (ii) the First Conversion Shares and Second Conversion Shares. (As required by the rules of the SEC, the 277,778 First Conversion Shares and the 256,410 Second Conversion Shares are considered outstanding for the purposes of computing the ownership percentage of KMI, Rainbow, Ventures and/or Keefe, as applicable.)




         Item 5. Ownership of Five Percent or Less of a Class:

         o If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]

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Item 6. Ownership of More than Five Percent on Behalf of Another Person:

KMI and Rainbow have acquired all of the shares of common stock reported in this
Schedule 13G as beneficially owned by them (excluding the shares beneficially owned by Ventures) on behalf of their discretionary clients. Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, subject to KMI's general authority to invest and reinvest the assets in each account under its management. In addition, the Ventures Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares beneficially owned by Ventures, subject to Venture's general authority as managing member of the Ventures Entity.



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Item 7. Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on By the Parent Holding Company

Not applicable



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Item 8. Identification and Classification of Members of the Group

Not applicable

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Item 9. Notice of Dissolution of Group

Not applicable
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Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.










         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     KEEFE MANAGERS, INC.

                                  By:  /s/ Harry V. Keefe, Jr.
                                     -------------------------------
                                     Name: Harry V. Keefe, Jr
                                     Title: Chairman




                                     RAINBOW MANAGERS, LLC

                                  By:  /s/ Harry V. Keefe, Jr.
                                     -------------------------------
                                     Name: Harry V. Keefe, Jr
                                     Title: Chairman


                                     KEEFE VENTURES, LLC

                                  By:  /s/ John J. Lyons
                                     -------------------------------
                                     Name:  John J. Lyons
                                     Title: President


                                  By:  /s/ Harry V. Keefe, Jr.
                                     ------------------------------
                                     Name: Harry V. Keefe, Jr


Date: February 14, 2002

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the common stock of Republic Bancshares, Inc., and that this Agreement be included as an attachment to such filing.

         This Agreement mat be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.


         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 14th day of February, 2002.



                                   KEEFE MANAGERS, INC.


                                By:  /s/ Harry V. Keefe, Jr.
                                   -------------------------------
                                   Name: Harry V. Keefe, Jr
                                   Title: Chairman


                                   RAINBOW MANAGERS, LLC


                                By:  /s/ Harry V. Keefe, Jr.
                                   -------------------------------
                                   Name: Harry V. Keefe, Jr
                                   Title: Chairman

                                   KEEFE VENTURES, LLC


                                By:  /s/ John J. Lyons
                                   -------------------------------
                                   Name: John J, Lyons
                                   Title: President


                                By:  /s/ Harry V. Keefe, Jr.
                                   -------------------------------
                                   Name: Harry V. Keefe, Jr



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